UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

IDM Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

449394105

(CUSIP Number)

Warren T. Lazarow, Esq.	Paul S. Scrivano, Esq.
O'Melveny & Myers LLP	O’Melveny & Myers LLP
2765 Sand Hill Road	Times Square Tower
Menlo Park, CA 94025	7 Times Square
(650) 473-2600	New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 449394105

1.	Names of Reporting Persons

Palo Alto Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,322,662
9. Sole Dispositive Power 0
10. Shared Dispositive Power 11,322,662

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	11,322,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	43.2%

14.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 449394105

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,322,662
9. Sole Dispositive Power 0
10. Shared Dispositive Power 11,322,662

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	11,322,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	43.2%

14.	Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 449394105

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	_______

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,322,662
9. Sole Dispositive Power 0
10. Shared Dispositive Power 11,322,662

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	11,322,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)	______

13.	Percent of Class Represented by Amount in Row (11)	43.2%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 449394105

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,322,662
9. Sole Dispositive Power 0
10. Shared Dispositive Power 11,322,662

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	11,322,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	43.2%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 449394105

1.	Names of Reporting Persons

Palo Alto Healthcare Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,312,600
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,312,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,312,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	12.9%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 449394105

1.	Names of Reporting Persons

Palo Alto Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,656,705
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,656,705

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,656,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	10.4%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 449394105

1.	Names of Reporting Persons

Palo Alto Healthcare Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,089,654
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,089,654

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,089,654

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	8.3%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 449394105

1.	Names of Reporting Persons

Palo Alto Healthcare Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,742,771
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,742,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,742,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.9%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 449394105

1.	Names of Reporting Persons

Palo Alto Small Cap Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,532,219
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,532,219

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,532,219

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.9%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 449394105

1.	Names of Reporting Persons

Palo Alto Small Cap Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,133,395
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,133,395

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,133,395

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	8.4%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 449394105

1.	Names of Reporting Persons

Micro Cap Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,234,025
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,234,025

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,234,025

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	8.7%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 449394105

Item 1.	Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of IDM Pharma, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 9 Parker, Suite 100, Irvine, CA 92618.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)

William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp"), Anthony Joonkyoo Yun, MD, Palo Alto Healthcare Master Fund, L.P. ("Healthcare Master"), Palo Alto Healthcare Fund, L.P. ("Healthcare"), Palo Alto Healthcare Master Fund II, L.P. (“Healthcare Master II”), Palo Alto Healthcare Fund II, L.P. (“Healthcare II”), Palo Alto Small Cap Master Fund, L.P. ("Small Cap Master"), Palo Alto Small Cap Fund, L.P. ("Small Cap") and Micro Cap Partners, L.P. ("Micro Cap") (collectively, the "Filers").

(b)	The business address of Mr. Edwards, PAI LLC, PAI Corp, Mr. Yun, Healthcare, Healthcare II, Small Cap, and Micro Cap is:

470 University Avenue, Palo Alto, CA 94301

The business address of Healthcare Master, Healthcare Master II and Small Cap Master is:

Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11, Bermuda

(c)	Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships, including Healthcare Master, Healthcare, Healthcare Master II, Healthcare II, Small Cap Master, Small Cap and Micro Cap and the investment adviser to investment funds. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the president and controlling shareholder of PAI Corp and the controlling owner of PAI LLC. Mr. Yun is the president of PAI LLC. Healthcare invests in securities indirectly as a limited partner of Healthcare Master, Healthcare II invests in securities indirectly as a limited partner of Healthcare Master II and Small Cap invests in securities indirectly as a limited partner of Small Cap Master.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 449394105

(f)	Mr. Edwards and Mr. Yun are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$35,588,048

Item 4.	Purpose of Transaction

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D with respect to the investment in the Issuer. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

On May 18, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Takeda America Holdings, Inc., a New York corporation (“Parent”), and Jade Subsidiary Corporation, a Delaware corporation (“Purchaser”), which provides, among other things, that Purchaser will commence a tender offer to purchase all of the outstanding shares of the Stock for US$2.64 in cash per share (the “Offer”), followed by a merger in which Purchaser will merge with and into the Issuer (the “Merger”) and the remaining shares of the Stock not tendered into the Offer would be converted into the right to receive US$2.64 in cash per share, the same price paid in the Offer. The transaction is subject to the tender of a majority of the Stock on a fully diluted basis as well as other customary closing conditions.

In connection with the Merger Agreement, Healthcare Master, Healthcare Master II, Small Cap Master, Micro Cap and certain affiliates of the Filers executed and delivered a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Parent and certain other parties thereto. See Item 6 for a description of the Stockholders’ Agreement.

Item 5.	Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than Healthcare Master, Healthcare, Healthcare Master II, Healthcare II, Small Cap Master, Small Cap, and Micro Cap, individually holds more than 5% of the outstanding Stock. Mr. Edwards is the president and controlling shareholder of PAI Corp., which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC. Mr. Yun is the president of PAI LLC. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of PAI, PAI LLC, Mr. Edwards and Mr. Yun disclaims beneficial ownership of the Stock except to the extent of that

CUSIP No. 449394105

Filer's pecuniary interest therein. In addition, the filing of this Schedule 13D on behalf of Healthcare Master, Healthcare Master II, Healthcare, Healthcare II, Small Cap Master, Small Cap and Micro Cap should not be construed as an admission any of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13D.

(c) Listed below are the purchases of the Stock by the Filers in open market transactions since the most recent date that this Schedule 13D was filed. There were no other transactions in the Stock by the Filers during such period.

Number of Shares
Filer	Date	Transaction	Purchased or Sold	Average Price Per Share
Healthcare Master II	3/23/2009	Purchase	45,900	$2.37
Healthcare Master II	3/24/2009	Purchase	96,200	$2.38
Healthcare Master II	3/25/2009	Purchase	30,000	$2.47
Healthcare Master II	3/26/2009	Purchase	69,500	$2.53
Healthcare Master II	3/27/2009	Purchase	100,000	$2.53
Healthcare Master II	3/30/2009	Purchase	20,000	$2.05
Healthcare Master	4/1/2009	Sell	243,360	$1.76
Healthcare Master	4/1/2009	Sell	296,640	$1.76
Healthcare Master II	4/1/2009	Purchase	540,000	$1.76

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships, including Healthcare Master, Healthcare, Healthcare Master II, Healthcare II, Small Cap Master, Small Cap and Micro Cap, pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships. Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, 964,805 shares of the Stock are represented by warrants (the “Warrants”) subject to the terms of and governed by the agreement incorporated by reference in this Schedule 13D as Exhibit B.

The information set forth in Item 4 is hereby incorporated by reference into this Item 6. Healthcare Master, Healthcare Master II, Small Cap Master, Micro Cap and certain affiliates of the Filers entered into the Stockholders’ Agreement, pursuant to which:

CUSIP No. 449394105

•

During the Support Period (as defined below), Healthcare Master, Healthcare Master II, Small Cap Master, Micro Cap and certain affiliates of the Filers agreed that no later than the expiration date of the Offer, such stockholders shall tender 10,357,857 shares of Stock and any shares issued upon the exercise of the Warrants (the “Owned Shares”) into the Offer pursuant to the terms and conditions of the Offer. Such stockholders also agreed not to withdraw any of such stockholder’s Owned Shares during the Support Period after such Owned Shares have been tendered in the Offer. With respect to Healthcare Master, Healthcare Master II, Small Cap Master, Micro Cap and the affiliates of the Filers party to the Stockholders’ Agreement, the term “Support Period” means the period commencing on May 18, 2009 and continuing until the first to occur of (a) the acceptance for payment of any shares of the Stock pursuant to the Offer, (b) July 22, 2009, (c) a Company Adverse Recommendation Change (as defined in the Merger Agreement), (d) the receipt by the Issuer or the Issuer’s board of directors, or the public announcement of, a Superior Offer (as defined in the Stockholders’ Agreement) or (e) the termination of the Stockholders’ Agreement pursuant to section 6.1 thereof.

•

During the Support Period, Healthcare Master, Healthcare Master II, Small Cap Master, Micro Cap and certain affiliates of the Filers agreed, except as provided in the Stockholders’ Agreement, not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any agreement or option with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares; provided, that (i) nothing in the Stockholders’ Agreement prohibits such stockholders from tendering any Owned Shares into the Offer or from exercising any options or warrants and (ii) such stockholders are permitted to distribute Owned Shares to their respective general partner, limited partners or affiliates if certain conditions, as set forth in the Stockholders’ Agreement, are met.

•

Healthcare Master, Healthcare Master II, Small Cap Master, Micro Cap and certain affiliates of the Filers agreed to certain non-solicitation provisions with respect to Acquisition Proposals, subject to certain exceptions upon the termination of the Support Period, as set forth in section 4.4 of the Stockholders’ Agreement.

•

Healthcare Master, Healthcare Master II, Small Cap Master, Micro Cap and certain affiliates of the Filers agreed not to exercise any rights (including under section 262 of the Delaware General Corporation Law) to demand appraisal of any Owned Shares that may arise with respect to the Merger.

•

Healthcare Master, Healthcare Master II, Small Cap Master, Micro Cap and certain affiliates of the Filers authorized the Issuer or the Issuer’s counsel during the Support Period to notify the Issuer’s transfer agent that there is a stop transfer order with respect to all of the Owned Shares. Such stop transfer order shall be removed and shall be of no further force and effect upon the termination of the Support Period.

•

Healthcare Master, Healthcare Master II, Small Cap Master, Micro Cap and certain affiliates of the Filers made certain representations and warranties to Parent in the Stockholders’ Agreement with respect to, among other things, its ownership of the Owned Shares free and clear of encumbrances and its authority to enter into the Stockholders’ Agreement.

•

The Stockholders’ Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the occurrence of a Non-Permissible Amendment (as defined below), and (iii) the acceptance for payment of any shares of the Stock pursuant to the Offer. The term “Non-Permissible Amendment” means any amendment, waiver or modification to the Merger Agreement made without the prior written consent of the stockholders party to the Stockholders’ Agreement that (a) changes the form of the consideration with respect to the Offer, (b) decreases the amount of the consideration with respect to the Offer, (c) extends the Outside Date (as defined in the Merger Agreement), (d) adds additional conditions to the Offer or (e) otherwise materially and adversely affects the stockholders party to the Stockholders’ Agreement.

References to, and descriptions of, the Stockholders’ Agreement are qualified in their entirety by reference to the copy thereof included as an exhibit to this Schedule 13D and incorporated herein.

CUSIP No. 449394105

Item 7.        Material to Be Filed as Exhibits

Exhibit A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B

Warrant Agreement, incorporated by reference to form of warrant to purchase common stock attached as an exhibit to the Issuer's Form 8-K filed on February 21, 2007 and the common stock purchase warrant filed as an exhibit to the Issuer's Form 8-K filed on June 21, 2007.

Exhibit C	Stockholders’ Agreement, dated as of May 18, 2009, among Parent, Healthcare Master, Healthcare Master II, Small Cap Master, Micro Cap and certain other parties thereto.

CUSIP No. 449394105

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 19, 2009

PALO ALTO INVESTORS By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
PALO ALTO HEALTHCARE MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO HEALTHCARE FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer

PALO ALTO HEALTHCARE MASTER FUND II, L.P.

By: Palo Alto Investors, LLC, General Partner

By: Palo Alto Investors, Manager

By:       /s/ Mark Shamia
              Mark Shamia, Chief Operating Officer

PALO ALTO SMALL CAP MASTER FUND, L.P.

By: Palo Alto Investors, LLC, General Partner

By: Palo Alto Investors, Manager

By:       /s/ Mark Shamia
              Mark Shamia, Chief Operating Officer

PALO ALTO HEALTHCARE FUND II, L.P.

By: Palo Alto Investors, LLC, General Partner

By: Palo Alto Investors, Manager

By:       /s/ Mark Shamia
              Mark Shamia, Chief Operating Officer

PALO ALTO SMALL CAP FUND, L.P.

By: Palo Alto Investors, LLC, General Partner

By: Palo Alto Investors, Manager

By:       /s/ Mark Shamia
              Mark Shamia, Chief Operating Officer

MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer

CUSIP No. 449394105

/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William L. Edwards

CUSIP No. 449394105

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:	May 19, 2009

PALO ALTO INVESTORS By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
PALO ALTO HEALTHCARE MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO HEALTHCARE FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer

CUSIP No. 449394105

PALO ALTO HEALTHCARE MASTER FUND II, L.P.

By: Palo Alto Investors, LLC, General Partner

By: Palo Alto Investors, Manager

By:       /s/ Mark Shamia
              Mark Shamia, Chief Operating Officer

PALO ALTO SMALL CAP MASTER FUND, L.P.

By: Palo Alto Investors, LLC, General Partner

By: Palo Alto Investors, Manager

By:       /s/ Mark Shamia
              Mark Shamia, Chief Operating Officer

PALO ALTO HEALTHCARE FUND II, L.P.

By: Palo Alto Investors, LLC, General Partner

By: Palo Alto Investors, Manager

By:       /s/ Mark Shamia
              Mark Shamia, Chief Operating Officer

PALO ALTO SMALL CAP FUND, L.P.

By: Palo Alto Investors, LLC, General Partner

By: Palo Alto Investors, Manager

By:       /s/ Mark Shamia
              Mark Shamia, Chief Operating Officer

MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William L. Edwards